SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             Summary of the Resolutions approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

2.             Composition of the Board Of Directors, the Supervisory Committee, members of the Audit Committee and the Independent Auditors as of April 25, 2018.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

(“Telecom Argentina” or “the Company”)

Summary of the Resolutions approved by the General Ordinary

Shareholders’ Meeting held on April 25, 2018

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1) Appoint two shareholders to sign the Minutes of the Meeting.

Clara Caneiro Valcarcel, representative of Fintech Telecom LLC, and Ms. Débora R. Ciofani, representative from VLG Argentina LLC, were appointed.

2) Consider the documentation of Telecom Argentina required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas and Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the US Securities & Exchange Commission Rules, for the Company’s twenty-ninth Fiscal Year, ended December 31, 2017 (‘Fiscal Year 2017’).

It was approved without any modification the totality of Telecom Argentina’s documentation for the Fiscal Year ended December 31, 2017 that was submitted to consideration by the shareholders, as it was approved by the Board of Directors, the Supervisory Committee and the Audit Committee and informed to the regulatory bodies.

3) Ratify the advanced distribution of dividends, for P$5,640,728,444, resolved based on the Individual Special Financial Statements of Telecom Argentina as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

It was ratified the anticipated distribution of dividends for an amount of $5,640,728,444 resolved by the Board of Directors on its meeting N° 367 held on January 31, 2018, according to the Individual Special Financial Statements of Telecom Argentina as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

4)  Consider the destination of Retained Earnings of Telecom Argentina as of December 31, 2017, net of the P$5,640,728,444 distributed in advance; that is to say, P$1,989,254,041. Delegate power to the Company’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 of the “Facultative Reserve for future Dividend Distributions” and distribute it to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

It was approved to allocate the Retained Earnings of Telecom Argentina as of December 31, 2017, net of the P$5,640,728,444 distributed as anticipated dividends, that is to say P$1,989,254,041 to the constitution of the “Facultative Reserve for future Dividend Distributions”.

Likewise, it was approved to delegate the powers into the Board of Directors of the Company so that, depending on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 of the “Facultative Reserve for future Dividend Distributions” and distribute it to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

5) Consider the documentation of Cablevisión S.A. (the company that merged into Telecom Argentina S.A.) (hereinafter, “Cablevisión”), under the provisions of section 234, subsection 1 of Law No. 19,550, the CNV Rules and the BYMA Rules, for Fiscal Year 2017.

It was approved without any modification the totality of Cablevisión’s documentation for the Fiscal Year 2017 that was submitted to consideration by the shareholders, as it was approved by the Board of Directors and the Supervisory Committee of Telecom Argentina and informed to the regulatory bodies.

6) Ratify the advanced distribution of dividends, for P$4,502,777,155, resolved based on the Individual Special Financial Statements of Cablevisión as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

It was ratified the advanced distribution of dividends for P$4,502,777,155, resolved by the Board of Directors on its meeting N° 367 held on January 31, 2018, based on the Individual Special Financial Statements of Cablevision as of September 30, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

7) Consider the allocation of the Retained Earnings of Cablevisión as of December 31, 2017, net of the P$4,502,777,155 distributed in advance, that is to say, P$ 1,311,975,449.

It was approved to allocate the Retained Earnings of Cablevisión as of December 31, 2017, net of the P$5,640,728,444 distributed as anticipated dividends, that is to say P$1,311,975,449, to the constitution of the ‘Facultative Reserve to maintain the level of investments in capital goods and the current level of the Company’s solvency’.

8) Ratify the advanced distribution of dividends, for P$212,900,000, resolved based on the Individual Special Financial Statements of Sofora Telecomunicaciones S.A. (merged company) (hereinafter, “Sofora”) as of March 31, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

It was ratified the advanced distribution of dividends for P$212,900,000, resolved by the Board of Directors of Sofora, based on the Individual Special Financial Statements of Sofora as of March 31, 2017, under the provisions of section 224, subsection 2 of the General Corporations Law No. 19,550.

9) Consider the performance of Members of the Board and Members of the Supervisory Committee of Telecom Argentina who have served from April 27, 2017 to the date of this General Meeting.

It was approved the performance of the members of the Board of Directors (regular and alternate directors) of Telecom Argentina who served from April 27, 2017 to the date of this Shareholders’ Meeting and whose performance was not subject to approval of the General Ordinary Shareholders’ Meeting of Telecom Argentina held on January 31, 2018.

Likewise, the performance of all the members of the Supervisory Committee (regular and alternates members) who served from April 27, 2017 to the date of this Shareholders’ Meeting was approved.

10) Consider the performance of Members of the Board and Members of the Supervisory Committee of: i) Nortel Inversora S.A. (merged company) (“Nortel”), who served from April 27, 2017 to November 30, 2017; ii) Sofora, who served from March 28, 2017 to November 30, 2017; and iii) Telecom Personal S.A. (merged company) (“Telecom Personal”), who served from April 7, 2017 to November 30, 2017.

It was approved the performance of the members of the Board of Directors and members of the Supervisory Committee (regular and alternate members) of: (i) Nortel who served from April 27, 2017 to November 30, 2017; (ii) Sofora who served from March 28, 2017 to November 30, 2017 and (iii) Telecom Personal who served from April 7, 2017 to November 30, 2017.

11) Consider the compensation for the members of the Board of Directors of Telecom Argentina who served during Fiscal Year 2017 (from the General Meeting of April 27, 2017 to the date of this Meeting). Proposal to pay the total amount of P$101,200,000, representing 1.31% of the ‘accountable earnings’, calculated according to CNV Rules Title II, Chapter III, section 3.

It was approved the payment of a global compensation to the members of the Board of Directors of Telecom Argentina who served from April 27, 2017 to the date of this Shareholders’ Meeting for a total amount of P$101,200,000, which includes compensations for technical and administrative tasks undertaken by two directors under employment contract, and to delegate to the Board of Directors the distribution of the aforementioned amount as it deems appropriate, taking into consideration the advance compensation payments that the members of the Board of Directors may have received.

12) Authorize the Board of Directors to make advance payments to those Directors who serve during Fiscal Year 2018 (from the date of this Meeting until the Meeting considering the documentation for said year, contingent upon what said Meeting resolves).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2018 within the parameters established by the General Corporations Law No. 19,550, and ad-referendum to the resolution that will be adopted by the Shareholders’ Meeting that will consider the documentation for such Fiscal Year.

13) Consider the compensation of Members of the Supervisory Committee of Telecom Argentina for their services during Fiscal Year 2017 (from the General Meeting of April 27, 2017 to the date of this Meeting). Proposal to pay the total amount of P$8,850,000. Authorize the Board to pay advances on fees of the Members of the Supervisory Committee of Telecom Argentina that serve during Fiscal Year 2018 (from the date of this Meeting to the Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

Total compensation of P$8,850,000 was approved for the members of the Supervisory Committee acting from the Shareholders’ Meeting held on April 27, 2017 to the date of this Shareholders’ Meeting, taking into consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members who, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and in such manner as determined by the regular members.

Moreover, the Board of Directors was authorized to make advance payments of fees to the members of the Supervisory Committee acting during Fiscal Year 2018, ad-referendum to the resolution that will be adopted by the Shareholders’ Meeting that will consider the documentation for such Fiscal Year.

14) Consider fees for: i) the Board of Directors of Nortel for tasks performed from April 27, 2017 to November 30, 2017; ii) the Board of Directors of Telecom Personal for tasks performed from April 7, 2017 to November 30, 2017; iii) the Board of Directors of Sofora for tasks performed from March 28, 2017 to November 30, 2017.

It was approved the payment of a compensation for the members of the Board of Directors of: (i) Nortel, for tasks performed from April 27, 2017 to November 30, 2017, for an amount of P$5,600,000; (ii) Telecom Personal, for tasks performed from April 7, 2017 to November 30, 2017, for an amount of P$4,950,000 and (iii) Sofora, for tasks performed from March 28, 2017 to November 30, 2017, for an amount of P$5,000,000; taking into consideration the advance payments of fees that the members may have received in all three cases.

Moreover, it was approved the delegation of powers to the Company’s Board of Directors to distribute these amounts in the manner it deems convenient among the members of the Boards of Directors of Nortel, Telecom Personal and Sofora, respectively.

15) Consider fees for: i) the Supervisory Committee of Nortel for tasks performed from April 27, 2017 to November 30, 2017; ii) the Supervisory Committee of Telecom Personal for tasks performed from April 7, 2017 to November 30, 2017; iii) the Supervisory Committee of Sofora for tasks performed from March 28, 2017 to November 30, 2017.

It was approved the payment of a compensation for the Members of Supervisory Committee of: (i) Nortel, for tasks performed from April 27, 2017 to November 30, 2017, for an amount of P$1,250,000; (ii) Telecom Personal, for tasks performed from April 7, 2017 to November 30, 2017, for an amount of P$2,750,000 and (iii) Sofora for tasks performed from March 28, 2017 to November 30, 2017, for an amount of P$1,450,000; taking into consideration the advance payments of fees that the members may have received in all three cases.

It was approved that the aforementioned amounts shall be distributed equally between the regular members of the Supervisory Committee of Nortel, Telecom Personal and Sofora proportionally to their respective tenures who, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and in such manner as determined by the regular members.

16) Elect five (5) Regular Members of the Supervisory Committee of Telecom Argentina to serve during Fiscal Year 2018.

The following were designated as regular members of the Supervisory Committee: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Mrs. María Ximena Digón and Mr. Eduardo Javier Villegas Contte.

Mrs. María Ximena Digón and Mr. Pablo Andrés Buey Fernández are lawyers and Mr. Pablo Gabriel San Martín, Mr. Eduardo Javier Villegas Contte and Mr. Alejandro Héctor Massa are public accountants and all of them qualify as ‘Independent’ according to the standards established by the Rules of the CNV.

None of the designated regular members, the law firms that they are members of or other members of such law firms have been Independent Auditors of the Company nor will be nominated for such purpose.

17) Determine the number of Alternate Members of the Supervisory Committee of Telecom Argentina to serve during Fiscal Year 2018 and elect them.

It was resolved to designate five (5) alternate members of the Supervisory Committee. Mr Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Mr. Alfredo Mario Segers and Mrs. Delfina Lynch were elected as alternate members.

Mr. Javier Alegría shall serve as alternate to Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez as alternate to Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks as alternate to Mr. Alejandro Héctor Massa, and Mr. Alfredo Mario Segers and Mrs. Delfina Lynch as alternates indistinctly to Mrs. María Ximena Digón and Mr. Eduardo Javier Villegas Contte.

Mr. Alegría, Mr. Fredriks, Mr. Segers, and Mrs. Lynch are lawyers, and Mr. Suárez is a public accountant, and all of them qualify as ‘Independent’ according to the standard established by the Rules of the CNV.

None of the designated alternate members, the law firms that they are members of or other members of such law firms have been Independent Auditors of the Company nor will be nominated for such purpose.

18) Determine the compensation of Independent Auditors of Telecom Argentina who served during Fiscal Year 2017.

It was approved a total compensation for the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2017 for an amount of P$15,840,000 (which does not include VAT), of which P$7,920,000 correspond to audit tasks in relation with the financial statements, and P$7,920,000 correspond to audit tasks in relation with the certification under Sarbanes-Oxley Section 404. Advance payments of fees that have effectively been performed will be taken on account of this compensation.

19) Determine the compensation of Independent Auditors of Nortel and Telecom Personal who served from January 1, 2017 to November 30, 2017.

It was approved a total compensation for audit services provided by the Independent Auditors of the financial statements of Nortel from January 1, 2017 to November 30, 2017 for an amount of P$140,000 (which does not include VAT). Moreover, it was approved a total compensation for audit services provided by the Independent Auditors of the financial statements of Telecom Personal during the same period for and amount of P$6,120,000 (which does not include VAT). Advance payments of fees that may have been perceived will be taken on account of this compensation.

20) Appoint the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2018 and determine their compensation.

The firm Price Waterhouse & Co. S.R.L. was designated as the Independent Auditor of the financial statements of Telecom Argentina for Fiscal Year 2018, Mr. Carlos Alberto Pace acting as regular certifying accountant and Mr. Marcelo Daniel Pfaff as his alternate.

It was resolved that the compensation of the appointed Independent Auditors shall be determined by the Shareholders’ Meeting that will consider the financial documentation for Fiscal Year 2018, empowering the Audit Committee to establish the conditions and modalities of service delivery. The advance payments of fees to the Independent Auditors was authorized for the amount that the Audit Committee deems reasonable.

21) Consider the budget for the Audit Committee of Telecom Argentina for Fiscal Year 2018 (P$4,000,000).

The budget for the operation of the Audit Committee of Telecom Argentina during Fiscal Year 2018 was set for an amount of P$4,000,000.

/s/ Alejandro A. Urricelqui

Chairman

FREE TRANSLATION

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE, MEMBERS OF THE AUDIT COMMITTEE AND THE INDEPENDENT AUDITORS

AS OF APRIL 25, 2018

I)              Pursuant to what was resolved by the General Ordinary Shareholders’ Meeting held on January 31, 2018 and by the Board of Directors on its meeting held on the same day, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Alejandro Alberto Urricelqui. Vice-Chairman: Mr. Mariano Marcelo Ibáñez. Directors: Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D’Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani, Mr. Baruki Luis Alberto González and Mr. Alejo Maxit. Alternate Directors: Mrs. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mrs. Claudia Irene Ostergaard, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Martín Goslino, Mrs. Lucrecia María Delfina Moreira Savino, Mr. Saturnino Jorge Funes, Ms. Carolina Susana Curzi and Mr. Santiago Luis Ibarzábal Murphy.

The members of the Board of Directors will hold office for three Fiscal Years (to the date of the Shareholders’ Meeting which will consider the documentation for Fiscal Year 2020).

II)	Pursuant to what was resolved by the General Ordinary Shareholders’ Meeting held on April 25, 2018, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Mrs. María Ximena Digón and Mr. Eduardo Javier Villegas Contte. Alternate Members: Mr. Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Mr. Alfredo Mario Segers and Mrs. Delfina Lynch.

The members of the Supervisory Committee will hold office to the date of the Shareholders’ Meeting which will consider the documentation for the Fiscal Year 2018.

III)	Pursuant to what was resolved by the Board of Directors on its meeting held on April 25, 2018, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D’Ambrosio and Mr. Germán Horacio Vidal.

IV)	Pursuant to what was resolved by the General Ordinary Shareholders’ Meeting held on April 25, 2018, Price Waterhouse & Co S.R.L. was designated as Independent Auditor of the Financial Statements for Fiscal Year 2018, Mr. Carlos Alberto Pace acting as regular certifying accountant and Mr. Marcelo Daniel Pfaff as his alternate.

Sincerely,

/s/ Andrea V. Cerdán

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 25, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations